EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year
(Unaudited; in thousands, except ratios)	2012		2011		2010		2009		2008
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$945,045		$970,673		$846,825		$660,047		$487,964
Add: Non-controlling interest losses in consolidated subsidiaries	—		—		—		222		262
Add:
Interest expense	88,835		75,332		64,839		71,843		81,944
Appropriate portion of rents (a)	33,736		30,696		34,544		34,439		29,833

Earnings available for fixed charges	$1,067,616		$1,076,701		$946,208		$766,551		$600,003

Fixed Charges:
Interest expense	$88,835		$75,332		$64,839		$71,843		$81,944
Appropriate portion of rents (a)	33,736		30,696		34,544		34,439		29,833

Fixed charges	$122,571		$106,028		$99,383		$106,282		$111,777

Ratio of earnings to fixed charges	8.71	X	10.15	X	9.52	X	7.21	X	5.37	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately one-third of total rental expense.